Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following information should be read in conjunction with the Company’s unaudited interim financial statements included herein as well as the audited consolidated financial statements for the year ended June 30, 2007 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the three-month period ended September 30, 2007 as compared to the three-month period ended September 30, 2006. This review was performed by management with information available as of November 13, 2007.
Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.
In July 2007, the Company completed the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. As a result of this consolidation, the number of common shares, warrants and options, related exercise prices and basic and diluted loss per common share for all periods prior to July 9, 2007 have been retroactively adjusted to reflect the consolidation.
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.
FORWARD-LOOKING STATEMENTS
To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements. Forward-looking statements are identified by words such as “expect”, “believe”, “intend”, “anticipate”, “will”, “may”, or other similar expressions. These forward-looking statements by their nature are not guarantees of the Company’s future performance and involve risks and uncertainties that could cause the actual results to differ materially from those discussed in, or implied by, these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time this MD&A was prepared, but cautions the reader that these assumptions may ultimately prove to be incorrect due to certain risks and uncertainties including, but not limited to, the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the Company’s ability to finance, manufacture and commercialize its products, the protection of intellectual property and any other similar or related risks and uncertainties. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.
OVERVIEW
Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead products are: ELND-005/AZD-103 for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. The lead product for diabetes is Transition’s gastrin analogue, TT-223, formerly known as “G1”. Going forward GLP1-I.N.T.™ will be referred to as TT-223 in combination with GLP1 analogues and E1-I.N.T.™ will be referred to as TT-223 in combination with epidermal growth factor analogue. Transition also has an emerging pipeline of pre-clinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine.
General Risk Factors for the Biotechnology Industry
Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans or whether it will ultimately receive regulatory approval. In addition, there is also no assurance that adequate funds or relationships required to continue product development such as those with employees, collaborators, or other third parties will be available and sustained.
If a product is ultimately approved for sale, there is also no assurance that it will ever result in significant revenues or profitable operations. There are many factors such as competition, patent protection and the regulatory environment that can influence a product’s profitability potential.
In addition, due to the speculative nature of this industry, market prices for securities of biotechnology companies may be highly volatile and subject to significant fluctuation and may not necessarily be related to the operating or other performances of such companies.
Recent Achievements
During the three months ended September 30, 2007 and up to the date of this MD&A, the Company achieved the following significant milestones:

ELND-005/AZD-103 – Alzheimer’s Disease:
•	On October 26, 2007, the Company Received the Remaining US$7,500,000 Upfront Payment from Elan. The receipt of US$7,500,000 represents the second half of the US$15 million upfront payment under the Company’s global collaboration agreement with Elan.

•	Clinical Data Results: On August 30, 2007, the Company Announced Completion of Multiple Phase I Clinical Studies with Alzheimer’s Disease Drug Candidate ELND-005/AZD-103. ELND-005/AZD-103 was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND-005/AZD-103 was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease;
TT-223 – Diabetes:
•	TT-223 Program Update: On November 5, 2007, the Company Announced an Update on the Clinical Development and Partnership activities for the Company’s diabetes program. Following good faith negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to the Company’s diabetes programs. Accordingly, Transition has sent notice to Novo Nordisk terminating the agreement between the companies, which will return to Transition all rights held by Novo Nordisk, relating to E1-I.N.T. Transition will continue on-going discussions with other interested parties to partner the diabetes programs. In the interim, the Company is fully committed to support and advance the clinical development of the diabetes programs, leveraging its expertise in disease-modifying therapies for diabetes, world-class scientific advisory board and solid financial position.
Corporate Development:
•	On August 20, 2007 the Company’s common shares began trading on the NASDAQ Capital Market under the symbol “TTHI”. The Company’s common shares will continue to trade on the Toronto Stock Exchange in addition to the NASDAQ;

•	On July 9, 2007 the Company completed a consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The share consolidation was effected to satisfy the NASDAQ’s listing criteria regarding minimum bid price;

•	On July 11, 2007 the Company completed a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company. The Company incurred total share issuance costs of $1,031,433, resulting in net cash proceeds of $23,968,567;

•	On October 31, 2007 the Company received the third anniversary payment of $650,000 from the sale of its subsidiary, Stem Cell Therapeutics (“SCT”). Total payments received to date amount to $1,850,000 with the final payment of $1,650,000 due in the first quarter of fiscal 2009.
The Company’s cash and cash equivalents and short term investments were $54,179,751 at September 30, 2007, and the net working capital position was $53,553,850. The Company now believes that it has adequate financial resources for anticipated expenditures until mid fiscal 2010.
STRATEGIC COLLABORATION
In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND-005/AZD-103. Under the terms of the agreement, Transition has received an upfront payment of US$15 million in two separate tranches. Dependent upon the successful development, regulatory and commercial launch of ELND-005/AZD-103, Transition will be eligible to receive milestone payments of up to US$185 million. Transition and Elan will share the costs of development and profits from commercialization. Each party’s cost share and ownership interest may vary throughout the term of the Agreement dependant on certain elections that may be made during the development of ELND-005/AZD-103.
The first upfront payment received in fiscal 2007 of $8,420,250 (US$7,500,000) from Elan has been recorded as deferred revenue and advances. The remaining upfront payment of US$7,500,000 has been received subsequent to the end of the first quarter fiscal 2008 and will also be recorded as deferred revenue and advances.
PROGRAMS
Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s lead technologies are as follows:
ELND-005/AZD-103 for Alzheimer’s Disease
Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer’s disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer’s disease patients are at least US$100 billion annually.
Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.
In March 2006, the Company announced the acquisition of all the remaining outstanding shares of Alzheimer’s focused Ellipsis Neurotherapeutics Inc. (“ENI”) that the Company did not already own. The key asset in the acquisition is the Alzheimer’s disease compound ELND-005/AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.
In April 2006, the Company received clearance from the Therapeutic Products Directorate of Health Canada to commence a Phase I clinical trial to evaluate the pharmacokinetics, safety and efficacy of escalating doses of ELND-005/AZD-103 in healthy volunteers. The study demonstrated that ELND-005/AZD-103 was well tolerated and no safety concerns or significant adverse events were observed in the study. In August 2006, the Company also received clearance from the FDA to commence a subsequent Phase I clinical trial evaluating higher doses of ELND-005/AZD-103.
In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND-005/AZD-103.
In April 2007, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate ELND-005/AZD-103 which is being developed in collaboration with Elan. Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.
On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND-005/AZD-103. Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND-005/AZD-103 in healthy volunteers. Approximately 110 subjects have been exposed to ELND-005/AZD-103 in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND-005/AZD-103 was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND-005/AZD-103 was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease. The next steps in the development of ELND-005/AZD-103 will be submission of data supporting Phase II studies to the FDA. Transition and Elan anticipate starting Phase II by the end of calendar 2007 or early 2008.
Expenditures for the AZD-103 Program
During the three-month periods ended September 30, 2007 and 2006, the Company incurred direct research and development costs for this program as follows:

	Three-month period	Three-month period
ELND-005/AZD-103	ended September 30,	ended September 30,
Program(1)	2007	2006
Pre-clinical studies	$—	$212,292
Clinical studies	124,608	191,418
Manufacturing	68,568	440,469
Other direct research	2,384	13,463
Disbursements to Elan	678,569	—

TOTAL	$874,129	$857,642

(1)	These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead. For the three-month period ended September 30, 2006, the costs are presented as gross amounts, prior to the reimbursement of $369,657 of development costs from Elan which have been netted against R&D expense.
TT-223 for Diabetes
General
Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.
Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.
Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.
Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of diabetes. Pre-clinical and clinical data suggest that gastrin plays an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes. Transition is currently actively developing TT-223, a gastrin analogue, as a stand alone therapy and in combination with approved diabetes therapies (GLP1, metformin, thiazolidinediones, etc.) and in combination with epidermal growth factor analogue (“EGF”), formerly known as “E1-I.N.T.”. In March and June 2007, the Company released positive data from its exploratory Phase IIa clinical trials in type 1 and type 2 diabetes evaluating TT-223 in combination with EGF.
Licensing Agreement
In August 2004, the Company signed a licensing agreement (the “Licensing Agreement”) with Novo Nordisk to develop TT-223 combination therapies for the treatment of diabetes. In exchange for this license, Novo Nordisk agreed to make up-front and milestone payments which, assuming all development milestones are achieved, would total US$48 million, an equity investment in the Company of $6 million, commercial milestone payments and royalty payments on future net sales and to also assume all costs for the development of TT-223 in combination with GLP1 analogues.
On July 17, 2006, the Company and Novo Nordisk amended the Licensing Agreement to restate the rights and responsibilities of the parties. Novo Nordisk retained exclusive, worldwide rights to TT-223 in combination with EGF and the Company regained exclusive ownership and rights to all other TT-223 programs, including TT-223 in combination with GLP1 analogues.
On November 5, 2007, the Company announced that following good faith negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to the Company’s diabetes programs. Accordingly, Transition has sent notice to Novo Nordisk terminating the agreement between the companies, which will return to Transition all rights held by Novo Nordisk, relating to E1-I.N.T. Transition will continue on-going discussions with other interested parties to partner the diabetes programs. In the interim, the Company is fully committed to support and advance the clinical development of the diabetes programs, leveraging its expertise in disease-modifying therapies for diabetes, world-class scientific advisory board and solid financial position.
To date, under the Licensing Agreement, the Company received $1,968,580 [US$1,500,000] in up-front payments that have been recorded as deferred revenue and are being recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue of $32,811 was recognized during the first quarter of fiscal 2008 [Q1 fiscal 2007 — $32,811]. In light of the agreement being terminated subsequent to the end of the current quarter, the Company will recognize the remaining unamortized upfront payment in the amount of $1,563,916 as revenue in the next quarter.
TT-223 in combination with EGF
Transition’s first diabetes therapy TT-223 in combination with EGF , a combination of Transition’s epidermal growth factor analogue and a gastrin analogue, has completed two Phase I clinical trials, in which it was shown that it was safe to administer. Transition received FDA clearance to initiate exploratory Phase IIa clinical trials for the drug candidate in both type 1 and type 2 diabetics. These two clinical trials evaluated the efficacy, safety and tolerability of a 28-day course of daily TT-223 in combination with EGF treatment with a six-month follow-up.
In March, 2007, the Company announced positive unblinded interim safety, tolerability and efficacy data from these exploratory Phase IIa trials for type 1 and type 2 diabetes patients. In the type 1 diabetes study, 6 of 11 (54%) patients responded to TT-223 in combination with EGF therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.
On June 28, 2007, the Company announced final results from the exploratory phase IIa clinical trial. A 4-week therapy with TT-223 in combination with EGF lead to sustained reductions in blood glucose levels for 6 months post-treatment in type 2 diabetes patients. In the treated group of patients, the mean HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months 2 to 6 post-treatment. More specifically, the mean HbA1c level among treated patients was reduced 0.43%, 0.94% (p<0.05), 1.09% (p<0.05), 1.12% (p<0.05), 1.21% (p<0.05), and 1.14% in months 1, 2, 3, 4, 5, and 6 post-treatment, respectively. In contrast, the mean HbA1c levels of the placebo group ranged from a reduction of 0.1% to an increase of 1.0% over the same period. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with TT-223 in combination with EGF. Trends in increased insulin levels as measured with an oral glucose tolerance test were also observed, particularly in patients where the HbA1c levels decreased over 1% with the TT-223 in combination with EGF therapy. These data are consistent with the increased glucose control observed in diabetes animal models where a short treatment with TT-223 in combination with EGF resulted in a sustained increase in beta cell mass and function. These clinical improvements, including HbA1c reductions greater than 1% in patients six month post-treatment, highlight the potential that TT-223 in combination with EGF therapy could provide patients significant clinical benefit in excess of 6 months.

TT-223 Clinical Development
These clinical data support the potential of the TT-223 gastrin analogue as a stand alone therapy and in combination with other diabetes therapies. Transition holds the exclusive rights to a series of proprietary TT-223 based combination therapies including TT-223 in combination with GLP1 analogues and DPP-IV inhibitors.
To support the Phase II clinical development program for TT-223, Transition is currently performing two Phase I studies to expand the dose ranges for TT-223. The first study, a single ascending dose study of TT-223 in healthy volunteers has completed dosing. The second study, a multiple ascending dose study of TT-223, is expected to begin later this year. Transition expects to initiate the following Phase II clinical studies evaluating TT-223 in type 2 diabetes:
•	A dose-range finding Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin with or without thiazolidinediones (TZDs) to commence in the first half of next year;

•	An additional Phase II study with TT-223 in type 2 patients receiving either GLP-1 analogue therapy or insulin therapy is anticipated to follow;

•	The next steps in the development of TT-223 in combination with Transition’s epidermal growth factor analogue, will be evaluated following the review of data from the above proposed Phase II trials.
Juvenile Diabetes Research Foundation (“JDRF”)
In September 2006, the Company entered into an agreement with the JDRF to support the clinical development of TT-223 in combination with GLP1 analogues for the treatment of type 1 diabetes over a two year period. The clinical studies in type 1 diabetes patients will be disclosed at a later date.
Expenditures for the I.N.T.TM Program
During the three months ended September 30, 2007, the Company incurred direct research and development costs for this program as follows:

	Three-month	Three-month
	period ended	period ended
I.N.T.TM Program(1)	September 30, 2007	September 30, 2006
Pre-clinical studies	$278,246	$174,000
Clinical studies	330,252	250,947
Manufacturing	1,172	50,565
Other direct research	11,094	29,344

TOTAL	$620,764	$504,856

(1)	These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead. For the three-month period ended September 30, 2006, the costs are presented as gross amounts, prior to the reimbursement of $267,246 of development costs from Novo Nordisk which have been netted against R&D expense.

Drug Discovery Initiatives
Transition has prioritized its drug discovery activities to accelerate the identification and optimization of novel lead molecules. The Company is pursuing a number of discovery programs to advance novel lead molecules into pre-clinical development.
The Next Steps
Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:
Results of Operations
For the three months ended September 30, 2007, the Company recorded a net loss of $4,098,978 ($0.18 per common share) compared to a net loss of $2,324,722 ($0.13 per common share) for the three months ended September 30, 2006. This increase in net loss of $1,774,256 or 76% is largely due to the fact that the Company did not recognize a future income tax recovery in the current quarter, compared to the future income tax recovery of $2,729,422 that was recognized in the same period in the previous year. After adjusting for the impact of the future income tax recovery, the net loss for the period decreased $955,166 compared to the same period in fiscal 2007.
The decrease in net loss can be attributed to a decrease in amortization expense resulting from the Waratah technology being fully amortized during fiscal 2007 and increased interest income resulting from higher cash balances. The decrease in net loss is partially offset by increases in research and development and general and administrative expenses.
Research and Development
Research and development increased $676,811 or 32% from $2,088,988 for the three months ended September 30, 2006 to $2,765,799 for the three months ended September 30, 2007. This increase was primarily the result of an increase in clinical development costs related to ELND-005/AZD-103 and TT-223. The increase was also amplified in the current quarter as the comparative prior year period included the reimbursement by Novo Nordisk of E1-I.N.T.TM development costs in the amount of $502,293, resulting from the amended Novo Nordisk agreement. These increases were partially offset by decreases in clinical program expenses relating to the Company’s I.E.T. clinical trials and a reduction of costs relating to the drug discovery platform.
The Company anticipates that research and development expenses will increase during the second quarter of fiscal 2008 as the Company will incur net development costs relating to advancing ELND-005/AZD-103 into Phase II, and clinical development costs associated with the TT-223 Phase I trials, and costs relating to the drug discovery platform.
General and Administrative
General and administrative expenses increased to $1,332,181 for the three months ended September 30, 2007 from $1,029,393 for the three months ended September 30, 2006. This increase of $302,788 or 29% primarily resulted from increased professional fees, insurance and regulatory fees resulting from the NASDAQ listing, increased option expenses and increased corporate governance costs.
The Company anticipates that general and administrative expenses will increase slightly in the second quarter of fiscal 2008 as the Company incurs additional corporate development and investor relation costs, in line with the Company’s strategy for its next stage of growth.

Amortization
Amortization decreased by $2,308,988 or 78% to $659,318 for the three months ended September 30, 2007 as compared to $2,968,306 for the same period in fiscal 2007. The decrease in amortization expense is primarily due to the Waratah technology being fully amortized during fiscal 2007. This decrease was partially offset by the full quarter impact of the amortization relating to the NeuroMedix technology acquired during the fourth quarter of fiscal 2007.
The Company anticipates that amortization expense will be consistent in the second quarter of fiscal 2008.
Recovery of Future Income taxes
Recovery of future income taxes decreased from $2,729,422 for the three-month period ended September 30, 2006 to Nil for the three-month period ended September 30, 2007. The decrease in recovery of future income taxes is due to the recognition of future income tax assets resulting from the amalgamation of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., 1255206 Ontario Inc. and Waratah Pharmaceuticals Inc. which occurred during the three-month period ended September 30, 2006. There was no equivalent transaction during the three-month period ended September 30, 2007.
In the absence of additional acquisitions, the Company does not anticipate recording a future income tax recovery in the second quarter of fiscal 2008.
Interest Income, net
Interest income for the three months ended September 30, 2007, was $596,479 as compared to $73,241 for the three months ended September 30, 2006. This increase of $523,238 or 714% in interest income primarily resulted from increased cash balances resulting from the December 2006 and July 2007 private placement financings and strengthened cash management.
In light of the increased cash balance resulting from the second up-front payment received from Elan subsequent to the three-month period ended September 30, 2007, interest income is expected to increase during the second quarter of fiscal 2008.
SUMMARY OF QUARTERLY RESULTS
The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at September 30, 2007.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2008
Revenue	$32,811

Net loss (1)	$4,098,978
Basic and diluted net loss per Common Share	$0.18

2007
Revenue	$585,461	$32,811	$32,811	$32,811

Net loss (1)	$2,324,722	$4,858,107	$3,804,694	$5,974,267
Basic and diluted net loss per Common Share	$0.13	$0.27	$0.20	$0.27

2006
Revenue		$190,651	$32,811	$32,811

Net loss (1)		$5,307,972	$6,536,992	$6,850,838
Basic and diluted net loss per Common Share		$0.36	$0.45	$0.36

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.
The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Waratah, Protana, and ENI, recognition of equity losses resulting from ENI and SCT, changes in the recovery of future income taxes and the growth of the Company’s management team.

Financing Activities
During the three-month period ended September 30, 2007 the Company closed on a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company. The Company incurred total share issuance costs of $1,031,433, resulting in net cash proceeds of $23,968,567. The proceeds from the offering are planned to be used to fund Transition’s clinical studies, research and product development, working capital and general corporate purposes.
CRITICAL ACCOUNTING ESTIMATES
The Company’s critical accounting estimates are as described in the Company’s annual MD&A, which can be found on SEDAR at www.SEDAR.com.
ADOPTION OF NEW ACCOUNTING POLICIES
Financial Instruments
Effective July 1, 2007, the Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when or how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and disclosing comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.
Under the new standards, all financial instruments are classified into one of the following four categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification.
Held-for-trading financial instruments are measured at fair value and all gains or losses are included in the results of operations in the period in which they arise. Available-for- sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. As a result of the adoption of these standards, the Company has classified its cash equivalents and short-term investments as “held-to-maturity” which are measured at amortized cost. The Company has also classified its accounts receivable as “Loans and receivables” and its accounts payable and accrued liabilities as “Other financial liabilities”, both of which are measured at amortized cost. As a result of the adoption of this standard, the Company has reclassified $423,628 from interest receivable to held-to-maturity investments to conform with the presentation recommended by the standard. The adoption had no other impact on the Company’s balance sheet at June 30, 2007.
Inventory
During the fourth quarter of fiscal 2007, the Company changed its accounting policy related to inventories to adopt CICA Handbook section 3031 — Inventories, effective July 1, 2006. As a result of the adoption, the net realizable value of the inventory is now measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. Previously the Company measured net realizable value at the inventory’s replacement cost. The change in accounting policy was applied in accordance with the transitional provisions which permitted the Company to charge the difference in the measurement of opening inventory to the opening deficit for the year without restatement of prior years. This change resulted in an increase in net loss of $457,967 and a $0.04 increase in the loss per share for the three-month comparative period ended September 30, 2006.
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
CICA Section 1400, General Standards of Financial Statement Presentation
This pronouncement provides guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Under the amended section, management is required to make an assessment of an entity’s ability to continue as a going concern. In making its assessment, management must consider all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date. Financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern. The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after December 1, 2008. The Company has not yet assessed the impact the amendments to this standard will have on its consolidated financial position or results of operations.

CICA Section 1535, Capital Disclosures
This pronouncement establishes standards for disclosing information, both qualitative and quantitative, that enable users of financial statements to evaluate an entity’s objectives, policies and processes for management of capital. The Company has not yet assessed the impact this standard will have on the disclosures of the financial statements.
CICA Section 3863, Financial Instruments – Presentation
This pronouncement establishes standards for presentation of financial instruments. It deals with the presentation of financial instruments and the circumstances in which financial assets and financial liabilities are offset. The Company has not yet assessed the impact this standard will have on the disclosures of the financial statements.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS
As at September 30, 2007, Transition’s management evaluated the effectiveness of the design and operation of its disclosure controls. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Transition’s disclosure controls and procedures are effective.
There have been no significant changes in Transition’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect Transition’s internal control over financial reporting.
LIQUIDITY AND CAPITAL RESOURCES
Overview
The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, management fees, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to September 30, 2007 of $93,790,547. Losses are expected to continue for the next several years as the Company invests in research and development, pre-clinical studies, clinical trials, manufacturing and regulatory compliance.
Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits, short-term investments and investment tax credits, revenues and reimbursements from partners, and proceeds from the sale of assets transferred under contractual arrangement.

The Company’s cash, cash equivalents and short-term investments and the Company’s working capital position were $54,179,751 and $53,553,850, respectively, at September 30, 2007, a significant increase from June 30, 2007 balances of $34,791,770 and $32,624,693, respectively. The increase is the net result of the net proceeds from the July private placement in the amount of $23,968,567, partially offset by expenditures incurred during the three-month period ended September 30, 2007. Subsequent to the end of the quarter, the Company received the second upfront payment of US$7.5 million from Elan and an anniversary payment from SCT in the amount of $650,000. As a result, the Company now believes that it has adequate financial resources for anticipated expenditures until mid fiscal 2010.
Financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities and amounts due to Elan. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.
The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.
The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.
Financing Activities
On July 11, 2007 the Company completed a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company. The Company incurred total share issuance costs of $1,031,433, resulting in net cash proceeds of $23,968,567.
The proceeds from these offerings are planned to be used to fund Transition’s clinical studies, research and product development, working capital and for general corporate purposes.

Contractual Obligations
At September 30, 2007, the Company is committed to aggregate expenditures of $143,000 under its collaboration agreements. In addition, at September 30, 2007, the Company is committed to aggregate expenditures of approximately $376,000 for clinical and toxicity studies to be completed during fiscal 2008 and approximately $54,000 for manufacturing agreements.
OUTSTANDING SHARE DATA
Authorized
The authorized share capital of the Company consists of an unlimited number of common shares.
Issued and Outstanding
The following details the issued and outstanding equity securities of the Company:
Common Shares
As at November 13, 2007, the Company has 22,979,920 common shares outstanding.
Stock Options
As at November 13, 2007, the Company has 768,991 stock options outstanding with exercise prices ranging from $2.52 to $18.00 and expiry dates ranging from December 12, 2007 to September 11, 2012. At November 13, 2007, on an if-converted basis, these stock options would result in the issuance of 768,991 common shares at an aggregate exercise price of $7,145,545.
RISKS AND UNCERTAINTIES
The Company’s risks and uncertainties are as described in the Company’s annual MD&A, which can be found on SEDAR at www.SEDAR.com.